September 13, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:	THE CHILDREN’S PLACE RETAIL STORES, INC.
Form 10-K for the Fifty-Two Weeks Ended January 28, 2012 Filed March 23, 2012
File No. 000-23071

Dear Ms. Jenkins:

Set forth below are the responses of The Children’s Place Retail Stores, Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in the letter to Bernard L. McCracken, dated August 15, 2012 (the “Letter”). For your convenience, we have included the text of your comments set forth in italics.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.	We note the discussion in your first quarter earnings conference call regarding how high birth rates are projected to reach their 2008 levels in 2015 or later. With a view to revised disclosure in future filings, please tell us whether the projected decrease represents a known material trend.

Response: In response to the Staff’s comment, the Company respectfully submits that it does not believe that the projected decrease would be a material trend to its business. In our first quarter earnings call, our President and Chief Executive Officer observed that 2007 was the highest birth rate year and that the birth rate is not projected to even achieve 2008 or 2009 levels until maybe the earliest 2015.  Our President and Chief Executive Officer then noted, however, that one of the strengths of our business model is that we market to children ranging from ages 0 to 10, and that babies born in 2007 will age through our product categories resulting in continued strength for our business.  While the referenced demographic information is helpful to us in determining how to produce and merchandise our products, we believe that fluctuations in birth rates are not reasonably likely to have a material effect on the financial condition, results of operations of the Company or its reportable segments.  Accordingly, we have not included any disclosure regarding this matter in our Form 10-K for the year ended January 28, 2012.

2.	We note over the last few years, your sales growth has been generated from the opening of new stores while comparable retail sales have decreased over the last three years. The numbers of stores you have opened and closed have increased as well year over year. Please provide draft disclosure to be included in future filings that discusses the following items:

•	Explain how the increases in sales from new store openings over the last two years have translated into or contributed to the comparable store decreases year over year during the past two years once the new stores have been opened for a year and start contributing to comparable store figures. In this regard, please explain further how comparable store sales continue to decrease when you are building a portfolio of stores that appear to be performing well in their first year of operation. Your response should discuss whether new stores experience the same decline in the number of transactions and increase in markdowns after their first year of operation and if so how management considers this in their policy for determining which stores to open; and

•	Explain how the increase in the number of store closings has contributed to the decrease in comp store sales. Discuss how management determines which stores to close and how these determinations were considered in your impairment analysis. To the extent you close only underperforming stores, tell us how you considered the 34 store closings in 2011 in your impairment analysis.

Response: In response to the Staff’s comment regarding new store openings contribution to comparable store sales, the Company respectfully submits that sales from new store openings over the last two years that have started to contribute to comparable store sales have performed similarly to the Company’s overall comparable store sales, including number of transactions and markdowns. Consequently, we do not believe that the performance of new stores entering the comparable store base has been a factor in our negative comparable sales results. We believe that the continued macroeconomic conditions are primarily responsible for the negative comparable retail sales and lower gross margins over the past few years.

Further, to the extent applicable at the time of disclosure, we will enhance our future disclosures by including the following in our “Management Discussion & Analysis---Operating Highlights” section:

“During fiscal 2011, our business was impacted by the continued weakness in the U.S. and Canadian economic environments. Factors such as high unemployment levels, a highly promotional retail environment and inconsistent consumer retail traffic have negatively impacted our business.”

In response to the Staff’s comment regarding store closings, the Company respectfully submits that the increase in the number of store closings had no impact on the decrease in comparable store sales as those stores experienced a similar negative comparable store sales result in fiscal 2011. In addition, the aggregate sales for closed stores represented less than 2% of total comparable store sales in each year. Further, regarding how closed stores are considered in our impairment analysis, our impairment analyses include multiple assumptions, which are adjusted as necessary to reflect any change in assumptions related to stores that are anticipated to be closed. It should be noted that when we close stores, it does not necessarily mean that these stores are not profitable, but that they may not be meeting our contribution goals, or that the Company chose to relocate within the market, or that the landlord chose to discontinue our relationship. The 34 stores closed during fiscal 2011 did not have an impact on 2011 impairment expense; however 10 of these stores were impaired in previous fiscal years for an aggregate expense of $2.7 million.

Further, we will enhance our future disclosures by including the following paragraph at the end of our “Business---Company Stores---Store Expansion Program” section:

“We continuously review the performance of our store fleet. We base our decisions to open or close stores on a variety of factors, including lease terms, landlord negotiations, market dynamics and projected financial performance. When assessing whether to close a store, we also consider remaining lease life and current financial performance.”

2

3.	We note you have recorded impairment charges in each of the periods presented; specifically you disclose that you impaired seven and eight underperforming stores during fiscal 2011 and 2010 and one store in the first quarter 2012. With regard to your impairment policy and recently recorded impairments, please provide draft disclosure to be included in future filings, that addresses the following:

•	The number of stores you tested for impairment at each balance sheet date and the reasons for any significant increases or decreases in the number of stores tested. We note your policy on page 28 that states you test “all stores that have been open for at least two years or sooner if circumstances should dictate.” Considering the declining trend in comparable stores sales as well as margins, it would appear that some stores may be tested sooner;

•	Discuss the facts and circumstances surrounding the impairments, including the nature of the stores that have been impaired, whether these are stores you have decided to close, the carrying amount of the assets recorded that remain after the impairment and how you determined that the remaining assets were recoverable. This information could be provided in a tabular format; and

•	For the stores that you have continually assessed each quarter or each year for impairment, disclose the total amount of remaining assets at these stores and how you determined those assets are recoverable.

Response: In response to the Staff’s comments, we will enhance our future disclosures by including disclosure of the following type in our property and equipment footnote:

“At January 28, 2012, the Company performed impairment testing on 920 stores with a total net book value of $141.5 million. At January 29, 2011, the Company performed impairment testing on 903 stores with a total net book value of $145.8 million. All stores tested were open for at least two years and the Company noted no circumstances that indicated any other stores would require impairment testing.

During Fiscal 2011, the Company recorded $2.2 million of impairment charges primarily related to seven underperforming stores, of which four were fully impaired and three were partially impaired. As of January 28, 2012, all of these impaired stores were open and the stores which were partially impaired had an aggregate remaining net book value of $0.7 million, which the Company determined to be recoverable based on an estimate of discounted future cash flows.

During Fiscal 2010, the Company recorded $2.7 million of impairment charges primarily related to eight underperforming stores, of which six were fully impaired and two were partially impaired. As of January 29, 2011, all of these impaired stores were open and the stores which were partially impaired had an aggregate remaining net book value of $0.7 million, which the Company determined to be recoverable based on an estimate of discounted future cash flows.”

Also, in response to the Staff’s comments, we will enhance our future disclosures by including the following bolded sentence in our critical accounting policies within the “Accounting for Impairment of Long-Lived Assets” section:

3

“For store-related assets, we review all stores that have been open for at least two years or sooner if circumstances dictate, on at least an annual basis. We believe waiting two years allows a store to reach a maturity level where a more comprehensive analysis of financial performance can be performed. For each store that shows indications of operating losses, we project future cash flows over the remaining life of the lease and compare the total undiscounted cash flows to the net book value of the related long-lived assets.  If the undiscounted cash flows are less than the related net book value of the long-lived assets, they are written down to their fair market value.  We primarily determine fair market value to be the discounted future cash flows associated with those assets.  In evaluating future cash flows, we consider external and internal factors.  External factors comprise the local environment in which the store resides, including mall traffic, competition, and their effect on sales trends.  Internal factors include our ability to gauge the fashion taste of our customers, control variable costs such as cost of sales and payroll, and in certain cases, our ability to renegotiate lease costs.  Historically, less than 2% of our stores required impairment charges in any one year.  If external factors should change unfavorably, if actual sales should differ from our projections, or if our ability to control costs is insufficient to sustain the necessary cash flows, future impairment charges could be material.  At January 28, 2012, the average net book value per store was approximately $0.2 million.”

12. Income Taxes, page 62

4.	Please tell us what is included in income from continuing operations from foreign operations. In this regard, your footnote 12 discloses $58.1 million in income from continuing operations from foreign operations when your segment footnote presents operating income from Canada of $29.2 million. Absent the difference of interest expense between segment operating income and income from continuing operations before taxes, please explain how you are generating this foreign income. Further discuss your subsidiary operations in Hong Kong and Asia as it appears you do not have any stores in those locations.

Response: Included in our income from continuing operations before taxes from foreign operations, as disclosed in footnote 12, is $25.6 million from our Canadian subsidiaries, $30.9 million from our Asian subsidiaries, and $1.6 from our Barbadian subsidiary. Operating income for our Canadian segment in footnote 14 of $29.2 million is equal to the $25.6 million of income before taxes noted above, less $0.8 million of interest income plus $4.4 million of adjustments relating to intercompany allocations. In exchange for an intercompany commission, our subsidiary operations in Asia primarily provide product sourcing and quality control to our store operations, which are proportionately applied to each segment based on purchases. Our Barbadian subsidiary operates our stores located in Puerto Rico and is included in our U.S. operating segment.

5.	Please tell us the evidence used to support the permanent investment assertion that foreign unremitted earnings are indefinitely reinvested in Hong Kong and Asian subsidiaries in order to qualify for the indefinite reversal exception. See ASC 740- 30-25-17. Consideration should be given to all available information including past historical actions, operating and capital plans of Hong Kong and Asian subsidiaries and your ability to continue to reinvest if there is a change in market conditions. Please also tell us, and clarify in future filings, if you elected to make a full or partial reinvestment assertion for a portion or all unremitted earnings for these subsidiaries.

Response: In reviewing its assertion, the Company considers its cash requirements for current and future operating plans of its domestic and foreign operations. During 2011, the Company began restructuring its foreign entity structure to provide the Company with the ability to fund its long term international growth plans and to allow movement of foreign cash between entities in a tax efficient manner. These international growth plans include capital expenditures, potential acquisitions, and expanded operations. During fiscal 2012, we signed two agreements with franchisees to open stores in the Middle East, and the first of these stores opened in July 2012. Each agreement provides the Company with the ability to purchase these stores, at the Company’s option, at a future point in time. The Company also continues to actively pursue other international franchise partners.

4

Further, we will enhance our future disclosures by stating in our income tax footnote that our assertion is a “full” reinvestment.

6.	We note that you received $32.2 million in distributions from your Canadian subsidiary in 2009, which was used to assist in share repurchases in the U.S. You also disclose that the distribution was one time in nature and therefore it did not affect your assertion that undistributed earnings were permanently reinvested. Considering your current volume of share repurchases and new 2012 repurchase program, please tell us the basis for your determination and how you have the intent and ability to indefinitely postpone the remittance of Canadian earnings to the U.S. and continue to qualify for the indefinite reversal exception. In doing so include any specific plans as evidence the indefinite reversal criteria were present to overcome the presumption that all undistributed earnings will be transferred to the parent company.

Response: As noted above in our response to comment number 5, the Company has considerable plans for its international expansion thus requiring the continued reinvestment of funds in its Canadian and other international operations. The $32.2 million distribution from our Canadian subsidiary in 2009 was used in conjunction with a share repurchase agreement with our former CEO and not part of a general stock buyback program, which is why it was considered one time in nature. Domestically, the U.S. operations have been profitable and cash flow positive for many years. Over the past three fiscal years, the Company’s domestic operations have funded over $200 million of capital expenditures, repaid an $85 million term loan and purchased $139 million of Company shares (excluding those shares deemed repurchased with foreign subsidiary distributions). This was accomplished primarily through cash generated from domestic operations of over $315 million, along with approximately $25 million from stock option exercises and approximately $84 million of cash on hand, while still maintaining a domestic cash balance of over $63 million at January 28, 2012. We expect cash flows from domestic operations to continue positive for the foreseeable future. In addition, we have access to a $150 million credit facility, which we have not drawn on in over three years. Our current share repurchase program is based entirely on domestic cash flow projections. Further, the share repurchase program is at our discretion and if we determine that our cash is required for other uses, we can suspend the program at any time.

5

14. Segment Information, page 67

7.	On page nine you disclose that e-commerce sales now account for approximately 10% of total net sales in fiscal 2011 and assert this business is a top strategic growth priority for you. We also note the discussion on page 30 indicates comparable stores sales are experiencing deteriorating operations which is in sharp contrast to the growth trend reported by comparable e-commerce sales. Please tell us how you determined that including the e-commerce business within the U.S and Canadian reporting segments is appropriate and how you identified your operating and reporting segments in accordance with ASC 280-10-50. Please also provide us with a courtesy copy of the financial package used by the chief operating decision maker to assess performance and allocate resources to support the assertions in your response.

Response: In response to the Staff’s comment, the Company respectfully submits that in determining what operating segments the Company has, and which ones are reportable, management assessed the business structure using the guidelines established in FASB ASC 280-10-50-1, which defines an operating segment as follows:

“An operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.	Its operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.	Its discrete financial information is available.”

Using the above definition, management identified the following six components that would qualify as operating segments:

1.	U.S. Place stores
2.	U.S. Outlets
3.	U.S. Ecommerce
4.	Canada Place stores
5.	Canada Outlets
6.	Canada Ecommerce

In determining which operating segments are required to be reported either separately, or in aggregation, the Company considered the aggregation criteria in FASB ASC 280-10-50-11, which states the following:

“Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

6

We analyzed the criteria for aggregation as follows:

The nature of the products and services

All of our operating segments sell apparel and accessories for children from ages 0 to 10, virtually all under The Children’s Place brand name.

The nature of the production processes

Production processes are shared across all operating segments. We have design, merchandising and planning and allocation teams that work across multiple operating segments and all are supported by a global sourcing team.

The type or class of customer for their products and services

Our customer base is similar across all operating segments and many of our customers shop across multiple channels. We employ one customer service group that services all operating segments.

The methods used to distribute their products or provide their services

All of our products are shipped from the vendor to one of our distribution centers located in North America. For Place stores and Outlet stores, it is then distributed to one of our store locations for sale to our customers, while for our ecommerce segments it is shipped directly to the customer from our warehouse. Returns and exchanges are accepted at any store location regardless of where it was originally purchased.

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities

We do not believe that the regulatory environment of our operating segments is an applicable characteristic.

We believe that all of our six operating segments are similar in each of the areas listed above with the only diversity being that ecommerce sales are distributed directly from a Company warehouse to its customers. Further, the economic characteristics of these operating segments are highly correlated as marketing initiatives, markdown strategies, customer acceptance and demand are aligned across all operating segments. From a gross margin standpoint, there is diversity among the operating segments in that the gross margins are lower in the U.S operating segments than in the Canadian segments. Over the past three years, average gross margins in the U.S. and Canadian operating segments have averaged approximately 38.2% and 48.1%, respectively.

Based on the criteria established in FASB ASC 280, we aggregated the three U.S. operating segments as one reportable segment, and the three Canadian operating segments as one reportable segment. As noted above, the ecommerce segments share similar economic characteristics to the other operating segments. In addition, the U.S. ecommerce segment has a similar gross margin to the other U.S. operating segments, and the Canadian ecommerce segment has a similar gross margin to the other Canadian operating segments. Thus, it is appropriate to aggregate the ecommerce operating segments within their respective reportable segments in accordance with the guidance under ASC 280.

7

The Staff has requested that the Company provide copies of information regularly reviewed by the Chief Operating Decision Maker (“CODM”). The Company’s CODM is its President and Chief Operating Officer who regularly receives and reviews the financial packages that are being provided separately as supplemental submissions pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (and Rule 418(b) under the Securities Act of 1933, as amended, to the extent applicable). In accordance with Rule 12b-4 and Rule 418(b), the Company requests that the materials be returned to it following completion of your review and request confidential treatment of those materials pursuant to Rule 83 of the Commission’s Rules of Practice.

As requested, we acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in the Letter. Please call me at (201) 453-7444 if you have any questions regarding the above or require any additional information.

Very truly yours,

/S/ Steven E. Baginski
Steven E. Baginski
Chief Financial Officer

cc:	Brian McAllister

Melissa Rocha

Adam Turk

James Lopez

Jane T. Elfers

Bradley P. Cost, Esq.

8